May 29, 2018
VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Jessica Livingston, Staff Attorney Office of Financial Services

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
United States

Direct line +1 214 855 3906
mike.keeley@nortonrosefulbright.com

Tel +1 214 855 8000
Fax +1 214 855 8200
nortonrosefulbright.com

Re:                             First Western Financial, Inc.
Draft Registration Statement on Form S-1
Submitted April 13, 2018
CIK No. 0001327607

Ladies and Gentlemen:

On behalf of First Western Financial, Inc., a Colorado corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2018 with respect to the Company’s Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on April 13, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting to the Commission on a confidential basis an amendment to the Registration Statement (the “Amended Registration Statement”).  For your reference, copies of this letter, along with both clean copies of the Amended Registration Statement and copies marked to show all changes from the initial draft of the Registration Statement, are being delivered to the Staff under separate cover.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of any such written communications.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

2.                                      We note the disclosure on page 47 that shares of restricted stock will to be granted to management in connection with this offering. Please advise whether these only consist of the Market Performance Units disclosed in the Summary Compensation Table on page 122.

The Company will not be granting any shares of restricted stock in connection with this offering.  The Company has revised page 48 to remove the reference to shares of restricted stock granted in connection with this offering.

Summary

Our Competitive Strengths, page 9

3.                                      To provide investors with a more balanced picture of your operations, please briefly discuss the losses in two of your operating segments in each of the past two years.

In response to the Staff’s comment, the Company has revised page 10 as requested.

Unaudited Pro Forma Consolidated Financial Information, page 21

4.                                      We note that the acquisition of EMC Holdings, LLC (“EMC”) occurred on September 15, 2017 but pro forma adjustments are only provided on page 22 for EMC for the period from July 1, 2017 through August 31, 2017. Please tell us and revise your filing accordingly to provide pro forma adjustments for the period from September 1, 2017 until the acquisition on September 15, 2017. Please ensure and confirm that all adjustments are reflective as if the acquisition occurred on January 1, 2017.

The Company’s acquisition of the assets of EMC Holdings, LLC (“EMC”) closed on September 15, 2017; however, pursuant to the terms of the asset purchase agreement, the Company began recognizing EMC’s revenue and expenses in the Company’s financial results effective September 1, 2017.  As a result, the pro forma information presented in the Amended Registration Statement reflects EMC’s estimated results through August 31, 2017.  Beginning September 1, 2017, the financial results of EMC are recorded in the Company’s historical financial statements.  The Company confirms that all adjustments are reflective as if the acquisition occurred on January 1, 2017.

Unaudited Pro Forma Condensed Combined Statement of Income for the Year ended December 31, 2017, page 22

5.                                      Please clarify your pro forma adjustment “a” related to the $0.4 million of net gain on mortgage loans that were locked but not funded as of the date of the acquisition of EMC. It would appear, based upon your disclosure that these loans were funded post-acquisition and any related gains on the subsequent sale would be included in the historical income statement of First Western for the year ended December 31, 2017. Please tell us and revise your filing to explain in further detail how you determined your current presentation of this pro forma adjustment or revise the adjustment and related footnote, as necessary.

The Company has revised the footnote for pro forma adjustment “a” to clarify that it represents net gains recognized by EMC on originating and selling mortgage loans from July 1, 2017 through August 31, 2017 and that it also includes gains estimated on loans sold and fair value of interest rate lock derivatives related to EMC from July 1, 2017 through August 31, 2017.  Due to a difference in accounting policy between the Company and EMC, the net gain on sale related to the acquired mortgage loans that EMC locked prior to September 1, 2017, but did not fund prior to closing, was not recorded in EMC’s historical statement of operations and was recognized by the Company through purchase price accounting adjustments. The Company has revised pages 23 and 24 accordingly.

6.                                      Please tell us and revise your filing to disclose how you determined the amount of the expense related to the vesting of your restricted stock awards included in your pro forma adjustment “b” as it appears that you are recognizing a full year of expense as a pro forma adjustment. In this regard, please tell us if the historical financial statements of First Western for the year ended December 31, 2017 include a portion of this expense since the acquisition was completed on September 15, 2017. Additionally, please disclose the estimated service period for which you are recording cash compensation and explain how you determined the pro forma adjustment amount.

In response to the Staff’s comment, the Company has revised pages 23 and 24 as requested.

7.                                      Please revise your filing regarding your pro forma adjustment “c” to disclose the assets acquired for which you have recorded a pro forma adjustment related to depreciation expense. We note disclosure on page F-18 that your acquired assets are comprised of intangible assets totaling $0.6 million related to a non-competition agreement and acquired mortgage loans that were locked but not funded as of the acquisition date in the amount of $0.4 million.

The footnote for pro forma adjustment “c” represents adjustments to remove EMC’s historical depreciation and record estimated depreciation expense related to the acquired fixed assets over their remaining estimated useful lives.  The acquired fixed assets were not material to the Company’s consolidated financial statements.  In response to the Staff’s comment, the Company has revised pages 23 and 24 as requested.

8.                                      Please revise your filing and footnote to clarify the nature of the pro forma adjustment “e” as your current disclosure states that this adjustment is to record the results of operations of EMC from July 1, 2017 until the acquisition date.

In response to the Staff’s comment, the Company has revised pages 23 and 24 as requested.

Segment Reporting, page 91

9.                                      We note disclosures on page 92 that your Capital Management segment has reported losses before income taxes of $874 thousand and $1.1 million for the fiscal years ended December 31, 2017 and 2016, respectively. We also note that you have $8.8 million of goodwill attributed to your Capital Management segment. Please revise your filing to provide information for investors to assess the probability of future goodwill impairment charges related to your Capital Management segment. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

•                  The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•                  The amount of goodwill allocated to the reporting unit;

•                  A more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the assumptions; and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comment, the Company has revised page 100 as requested.

Assets Under Management, page 94

10.                               We note your disclosure on page 88 that your trust and investment management fees represent the largest component of non-interest income and that assets under management (“AUM”) has increased $448.5 million, or 9.1% to $5.4 billion at December 31, 2017, primarily due to large contributions and market gains. Given the significance of this revenue stream to your operating results and its recent growth, please revise your disclosure to include a roll-forward of AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/ depreciation, and effects of acquisition, new business developments, and dispositions to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product, please disaggregate the AUM roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 103 as requested.

Management

The Business Background of Our Directors and Executive Officers, page 111

11.                               Please revise your disclosure on page 110 and 111 to clarify that Ms. Thompson has since retired from your company.

In response to the Staff’s comment, the Company has revised page 128 as requested and updated the list of the Company’s senior leadership team appearing on page 129 to reflect the current senior leadership team.

Principal and Selling Shareholders, page 132

12.                               We note that you have provided this information as of December 31, 2017. Please update this information as of a more recent practicable date or advise. In addition, please clarify for us whether you have included the ownership of any Series D preferred shares that are convertible into common stock or “Make Whole Rights” in your calculation of beneficial ownership. Refer to Item 403 of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has updated the information in the beneficial ownership table to a more recent practicable date and revised page 150 to clarify that no shareholder listed in the beneficial ownership table beneficially owns Series D preferred stock.  The Company has also revised the footnotes to the beneficial ownership table to state the maximum number of common shares that may be issued pursuant to “Make Whole Rights.”  The shares issuable pursuant to “Make Whole Rights” are excluded from the beneficial ownership of the shareholders listed in the table because the number of shares issuable, if any, pursuant to the “Make Whole Rights” will not be determinable until a 10 day volume weighted average price for the Company’s common stock can be calculated.  The 10 day volume weighted average price will be calculated commencing on the trading day that is 20 business days following the effective date of this offering.  For a further description of the “Make Whole Rights,” please see the ‘‘Certain Relationships and Related Persons Transactions—Make Whole Rights” in the Amended Registration Statement.

Certain Relationships and Related Persons Transactions

Lease of Cherry Creek Location, page 134

13.                               Please file the related party agreement for the Cherry Creek location lease as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

As requested, the Company has submitted on a confidential basis with its Amended Registration Statement that certain Lease Agreement, dated March 10, 2005, between 1001 Lincoln Limited Liability Company and First Western Financial, Inc., as amended by that certain First Amendment to Lease, dated June 8, 2010, by and between 1001 Lincoln Limited Liability Company and First Western Financial, Inc. (such lease, the “Cherry Creek Lease”).  The Company will file the Cherry Creek Lease when it files its Registration Statement on Form S-1 with the Commission.

*****

Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley,
of Norton Rose Fulbright US LLP

cc:                                Scott C. Wylie, First Western Financial, Inc.

Brian H. Blaney, Esq., Greenberg Traurig, LLP